Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of our securities that are registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). This description also summarizes relevant provisions of the Companies Act, 1967 of Singapore (the “Companies Act”) applicable to such securities. The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the applicable provisions of the Companies Act and our Constitution, each of which is incorporated by reference as an exhibit to the Annual Report on Form 20-F to which this Exhibit 4.2 is filed as an exhibit. We encourage you to read the Constitution and the applicable provisions of the Companies Act for additional information.

General

For the purposes of this exhibit, references to “shareholders” or “members” mean those persons whose names and number of shares are entered in our electronic register of members. Only persons who are registered in our electronic register of members are recognized under Singapore law as our shareholders with legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders.

Share Capital

See Item 5 for the Annual Report on Form 20-F for current share capital and instruments exercisable into ordinary shares. All of our issued and outstanding shares are fully paid.

New Shares

Under the Companies Act, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the expiry of the period approved by shareholders or otherwise at the earliest of (i) the conclusion of the next annual general meeting; (ii) the expiration of the period within which the next annual general meeting is required by law to be held; or (iii) revocation or modification of approval by our shareholders acting at a duly convened general meeting.

Subject to our shareholders providing such general authority to the directors to issue new shares, the provisions of the Companies Act, and our Constitution, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

Ordinary Shares

The class of issued ordinary shares, which have identical rights rank equally with one another. There is no concept of par value or authorized share capital under Singapore law. All shares issued are fully paid and existing shareholders are not subject to any calls on shares (unless there are any unpaid or partly-paid shares). Although Singapore law does not recognize the concept of “non-assessability” with respect to newly issued shares, any purchaser or subscriber of shares who has fully paid-up all amounts due with respect to such shares will not be subject under Singapore law to any personal liability to contribute to our assets or liabilities in such purchaser’s or subscriber’s capacity solely as a holder of such shares. This interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. All shares are in registered form.

Transfer of Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and our Constitution, our ordinary shares are freely transferable. The shares may be transferred by a duly signed instrument of transfer in any usual or common form or in a form approved by the directors. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence of ownership and title as the directors may reasonably require to show the right of the transferor to make the transfer. We will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Preference Shares

Under the Companies Act, different classes of shares in a company incorporated in Singapore may be issued only if (a) the issue of the class or classes of shares is provided for in the Constitution of the company; and (b),the Constitution of the company sets out in respect of each class of shares the relevant rights attached to that class of shares.

Our Constitution provides that we may issue shares of a different class with such preferential, deferred, qualified, special, or other rights, privileges, conditions or restrictions as to dividends, capital, voting, or otherwise attached to them, as our directors may determine.

We may, subject to the prior approval in a general meeting of our shareholders, issue preference shares that are, or at our option, subject to redemption provided that such preference shares may not be redeemed out of capital unless (i) all our directors have made a solvency statement in relation to such redemption; and (ii) we have lodged a copy of the statement with the Singapore Registrar of Companies. Further, the shares must be fully paid-up before they are redeemed.

Voting Rights

As provided under our Constitution and the Companies Act, voting at any meeting of shareholders is by show of hands unless a poll has been demanded prior to the declaration of the result of the show of hands by, among others, (i) the chairman; or (ii) at least one shareholder present in person or by proxy or by attorney or, in the case of a corporation, by a representative entitled to vote thereat, in each case representing in the aggregate not less than 5% of the total voting rights of all shareholders having the right to vote at the general meeting, provided that no poll shall be demanded in respect of an election of a chairman or relating to any adjournment of such meeting. On a poll, every shareholder who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every share held by such shareholder. Only those shareholders who are registered in our register of members as holders of shares will be entitled to vote at any meeting of shareholders. Proxies need not be shareholders.

Dividend Rights

Subject to any preferential rights of holders of any outstanding preference shares, holders of our ordinary shares will be entitled to receive dividends and other distributions in cash, shares or property as may be declared by our Board from time to time. We may, by ordinary resolution, declare dividends at a general meeting of shareholders. A final dividend may be declared out of profits disclosed by the accounts presented at an annual general meeting, and requires approval of our shareholders. However, our Board can declare interim dividends without approval of our shareholders.

Pursuant to Singapore law and our Constitution, no dividend may be paid, except out of our profits. Any dividends would be limited by the amount of available distributable reserves, which, under Singapore law, will be assessed on the basis of our standalone unconsolidated accounts, which will be based upon International Financial Reporting Standards. Under Singapore law, it is also possible to effect a capital reduction exercise to return cash and/or assets to our shareholders, subject to the Provisions of the Companies Act and the Constitution.

Our Board will review the dividend policy regularly, and the declaration and payment of any future dividends will be at the discretion and approval of our Board and subject to the continuing determination by our Board that payment of such dividends is consistent with our best interests. Future dividend payments will also depend upon such factors as our earnings level, capital requirements, contractual restrictions, cash position, overall financial condition, and any other factors deemed relevant by our Board.

Also, as we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition, available distributable reserves, and any other factors deemed relevant by our Board.

Amendment to Constitution

An amendment to our Constitution can only be made through a special resolution (i.e., with the consent of 75% of the holders of issued shares, entitled to vote, present in person or by proxy at a meeting for which not less than 21 days’ written notice is given) during a shareholders’ meeting. Our Board otherwise has no right to amend our Constitution.

We may not allot any preference shares or convert any issued shares into preference shares unless there is set out in our Constitution the rights of the holders of those shares with respect to repayment of capital, participation in surplus assets and profits, cumulative or non-cumulative dividends, voting, and priority of payment of capital and dividend in relation to other shares or other classes of preference shares.

Any shareholders of any class of preference shares who hold not less than 5% of the total number of issued shares of that class may apply to the High Court of Singapore (the “Court”) to have the variation of the rights or shares to be cancelled, and, if any such application is made, the variation or abrogation shall not have effect until confirmed by the Court.

Meeting of Shareholders

We are required to hold an annual general meeting each calendar year and within six months after the end of each financial year. Our Board may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders holding not less than 10% of the total number of paid-up shares as of the date of deposit of the requisition carrying the right to vote at a general meeting. In addition, two or more shareholders holding not less than 10% of our total number of issued shares (excluding treasury shares) may call a meeting of our shareholders.

The Companies Act provides that a shareholder is entitled to attend any general meeting and speak on any resolution put before the general meeting. Unless otherwise required by law or by our Constitution, resolutions put forth at general meetings may be decided by ordinary resolution, requiring the affirmative vote of a majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of not less than 75% of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, such as an alteration of our Constitution. A shareholder entitled to attend and vote at a meeting, or at a meeting of any class of shareholders, shall be entitled to appoint another person or persons, whether a shareholder of ours or not, as his or her proxy to attend and vote instead of the shareholder at the meeting. Under the Companies Act, a proxy appointed to attend and vote instead of the shareholder shall also have the same right as the shareholder to speak at the meeting, but unless our Constitution otherwise provides, (i) a proxy shall not be entitled to vote, except on a poll; (ii) a shareholder shall not be entitled to appoint more than two proxies to attend and vote at the same meeting; and (iii) where a shareholder appoints two proxies, the appointment shall be invalid unless the shareholder specifies the proportions of his holdings to be represented by each proxy.

Only our registered shareholders, and their proxies, will be entitled to attend, speak and vote at any meeting of shareholders. Under the Companies Act, public companies may issue non-voting shares and shares that confer special, limited, or conditional voting rights, such that the holder of a share may vote on a resolution before our general meeting if, in accordance with the provisions of Section 64A of the Companies Act, the share confers on the holder a right to vote on that resolution.

Election and Removal of Directors

Directors can be appointed by our shareholders or our directors. Our Board shall have the power, at any time, and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director so long as the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with our Constitution.

We may, by ordinary resolution, remove any director before the expiration of his or her period of office, notwithstanding anything in our Constitution or in any agreement between us and such director. We may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing.

Under our Constitution, subject to the Companies Act, any director shall retire at the next annual general meeting and shall then be eligible for re-election at that meeting.

Proceedings of Board of Directors

We will be managed by, or under the direction or supervision of, our Board. This is subject to any limitations in either the Companies Act or our Constitution.

We must have at least one director who ordinarily resides in Singapore. All directors must be natural persons who have attained 18 years of age and who are otherwise of full legal capacity.

Fees and percentages, any sums paid by way of expenses allowance insofar as those sums are charged income tax in Singapore, any contribution paid in respect of a director under any pension scheme and any benefits received by the directors otherwise than in cash in respect of his or her services as director, may be paid to such directors for services rendered to us. However, these payments have to be approved in accordance with section 169(1) of the Companies Act which provides that the payment has to be approved in a general meeting by a resolution, of which such resolution must be for the sole purpose of approving such director’s fees and is not related to other matters.

Subject to the provisions of our Constitution and the Companies Act, every member of our Board who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with us shall as soon as is practicable after the relevant facts have come to his or her knowledge (i) declare the nature of his or her interest at a meeting of our Board; or (ii) send a written notice to us containing details on the nature, character, and extent of his or her interest in the transaction or proposed transaction with us.

Indemnification of Directors and Officers

Section 172 of the Companies Act provides that any provision that purports to exempt an officer of a company (to any extent) from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty, or breach of trust in relation to the company is void.

Any provision by which we directly or indirectly provide an indemnity (to any extent) for an officer against any liability attaching to him or her in connection with any negligence, default, breach of duty, or breach of trust in relation to us is void. However, there is an exception, which is where the provision for indemnity is against liability incurred by the officer to a person other than us, subject to the other provisions of the Companies Act.

We may, however, purchase and maintain for an officer insurance against any such liability in connection with any negligence, default, breach of duty, or breach of trust in relation to us.

We may also indemnify such officer against liability incurred by the officer to a person other than us, except when the indemnity is against (i) any liability of the officer to pay a fine in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of noncompliance with any requirement of a regulatory nature (however arising); or (ii) any liability incurred by the officer (1) in defending criminal proceedings in which he or she is convicted; (2) in defending civil proceedings brought by us or a related company in which judgment is given against him or her; or (3) in connection with an application for relief under specified sections of the Companies Act in which the court refuses to grant him or her relief.

Amalgamations and Business Combinations

Amalgamations

Sections 215A to 215C of the Companies Act, which relates to the amalgamation of a Singapore company with another company or corporation (other than certain affiliated companies), requires an amalgamation proposal be approved by the company’s board of directors and subject to the constitution of each amalgamating company, by the members of each amalgamating company by special resolution (i.e., 75% of the shareholders voting and able to vote) at a general meeting.

Under Singapore law, in the event of 75% of the shareholders voting at such meeting do not vote in favor of the amalgamation, an application may be made under Section 212 of the Companies Act to the Court for the approval of such amalgamation.

Business Combinations

The Companies Act and the Insolvency, Restructuring and Dissolution Act 2018 of Singapore (No. 40 of 2018) (“IRDA”) mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

●	notwithstanding anything in the our Constitution, our directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of our undertaking or property unless those proposals have been approved by our shareholders in a general meeting;
●	we may by special resolution resolve that it be wound up voluntarily;
●	subject to the constitution of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting;
●	a compromise or arrangement proposed between us and our shareholders, or any class of them, must, among other things, be approved by a majority in number representing three-fourths in value of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting ordered by the Court; and
●	notwithstanding anything in our Constitution, our directors may not, without the prior approval of our shareholders, issue shares, including shares being issued in connection with corporate actions.

Compulsory Acquisition of Shares Held by Minority Holders

An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

1.	By a procedure under section 210 of the Companies Act and section 70 of the IRDA known as a “scheme of arrangement”: A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of its shares (or any class of shares), representing in the aggregate a majority in number and at least 75% in value of the shares or class of shares present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Court. Once an order for a scheme is approved by the Court, it binds all shareholders, including those who objected to or abstained from voting on the scheme at the scheme meeting or objected to the scheme in the Court.
2.	By a procedure under section 215 of the Companies Act: Where a scheme or contract involving the transfer of all of the shares or all of the shares in any particular class in a company (the “transferor company”) to a person (the “transferee”) has, within four months after the making of the offer in that behalf by the transferee, been approved as to the shares or as to each class of shares whose transfer is involved by the holders of not less than 90% of the total number of those shares (excluding treasury shares) or of the shares of that class (other than shares already held at the date of the offer by the transferee, and excluding any shares in the transferor company held as treasury shares), the transferee may at any time within two months, after the offer has been so approved, give notice in the prescribed manner to any dissenting shareholder that it desires to acquire his or her shares; and when such a notice is given the transferee shall, unless on an application made by the dissenting shareholder within one month from the date on which the notice was given or within 14 days of a statement being supplied to a dissenting shareholder pursuant to Section 215(2) of the Companies Act (whichever is the later) the Court thinks fit to order otherwise, be entitled and bound to acquire those shares on the terms that under the scheme or contract the shares of the approving shareholders are to be transferred to the transferee or if the offer contained two or more alternative sets of terms upon the terms that were specified in the offer as being applicable to dissenting shareholders.

Anti-takeovers

The Singapore Code on Take-overs and Mergers regulates, among other things, the acquisition of voting shares of Singapore-incorporated listed public companies or unlisted public companies with more than 50 shareholders and net tangible assets of SGD$5 million or more. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on their own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on their own or together with parties acting in concert with such person, between 30% and 50% (amounts inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers. Responsibility for ensuring compliance with the Singapore Code on Take-overs and Mergers rests with parties (including our Board) to a takeover or merger and their advisors.

“Parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

●	a company and its related corporations, the associated companies of any of the company and its related corporations, companies whose associated companies include any of these companies, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;
●	a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);
●	a company and its pension funds and employee share schemes;
●	a person with any investment company, unit trust, or other fund whose investment such person manages on a discretionary basis, but only in respect of the investment account that such person manages;
●	a financial or other professional adviser, including a stockbroker, and its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser, and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital;
●	directors of a company (including their close relatives, related trusts, and companies controlled by any of such directors, their close relatives and related trusts) that is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;
●	partners; and
●	an individual and such person’s close relatives, related trusts, any person who is accustomed to act in accordance with such person’s instructions and companies controlled by the individual, such person’s close relatives, related trusts or any person who is accustomed to act in accordance with such person’s instructions, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

A mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months preceding the acquisition of shares that triggered the mandatory offer obligation.

Under the Singapore Code on Take-overs and Mergers, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a mandatory general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer. These legal requirements may impede or delay a takeover of us by a third-party.

Shareholder Suits

Standing

Only registered shareholders reflected in the electronic register of members are recognized under Singapore law as shareholders of a company. As a result, only our registered shareholders have legal standing to institute shareholder actions or otherwise seek to enforce their rights as shareholders. Holders of book-entry or dematerialized interests in our shares will be required to exchange their book-entry or dematerialized interests for certificated shares and to be registered as shareholders in the electronic register of members in order to institute or enforce any legal proceedings or claims against us, our directors, or officers relating to shareholder rights. A holder of book-entry or dematerialized interests may become one of our registered shareholders by exchanging its interest in the shares for certificated shares and being registered in the electronic register of members.

Personal Remedies in the Case of Oppression or Injustice

A shareholder may apply to the Court for an order under Section 216 of the Companies Act to remedy situations where (i) our affairs are being conducted or the powers of our directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of our shareholders or holders of debentures, including the applicant; or (ii) we have done an act, or threaten to do an act, or the shareholders or holders of debentures have passed or proposed some resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of our shareholders or holders of debentures, including the applicant.

The Court has wide discretion as to the relief they may grant under such application, including, inter alia, directing or prohibiting any act or cancelling or varying any transaction or resolution, providing that we be wound up, or authorizing civil proceedings to be brought in the name of or on behalf of us by such person or persons and on such terms as the Court directs.

Derivative Actions

Section 216A of the Companies Act provides a mechanism enabling shareholders to apply to the Court for leave to bring a derivative action or commence an arbitration on behalf of the company. Derivative actions are also allowed as a common law action.

Applications are generally made by shareholders of the company, but the Court is given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares).

It should be noted that this provision of the Companies Act is primarily used by minority shareholders to bring an action in the name and on behalf of the company or intervene in an action to which the company is a party for the purpose of prosecuting, defending, or discontinuing the action on behalf of the company. Prior to commencing a derivative action, the court must be satisfied that (i) 14 days’ notice has been given to the directors of the company of the party’s intention to commence such action if the directors of the company do not bring, diligently prosecute or defend or discontinue the action; (ii) the party is acting in good faith; and (iii) it appears to be prima facie in the interests of the company that the action be brought, prosecuted, defended, or discontinued.

Capitalization of Profits and Reserves

In a general meeting, our shareholders may, upon the recommendation of the Board, capitalize any reserves or profits and distribute them as fully paid bonus shares to the shareholders in proportion to their shareholdings.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Registrar or Transfer Agent

The register of holders of our ordinary shares is Pacific Stock Transfer.